Exhibit 19.1
C.H. Robinson Worldwide, Inc. Insider Trading Policy
Approved February 6, 2025
The law prohibits individuals from trading in the securities of a company while they are aware of material nonpublic information relating to that company or the company’s securities. The law also prohibits individuals from passing that information on to others outside the company, including family, friends or affiliated entities (often referred to as “tipping”).
This Insider Trading Policy (the “Policy”) of C.H. Robinson Worldwide, Inc. (the “Company”) is adopted by the Company to facilitate compliance with the laws on insider trading. This policy applies to all of the Company’s employees, as well as consultants to the Company whose services bring them into contact with material nonpublic information about the Company and are advised by the Company that they are subject to the Policy. Therefore, if you have obtained any material nonpublic information relating to the Company, or to another company as a result of your services to the Company, you may not buy or sell securities of such company or disclose that information to others.
In addition, the Company’s policy is to prohibit certain people with regular access to quarterly financial information, and their affiliated Covered Persons (referred to as “Access Persons”), from trading during a closed period, and to require pre-clearance of all trades by Access Persons. All Access Persons may purchase or sell Company securities only during a quarterly trading window, which shall open after two full trading days have passed following the release of quarterly earnings results to the public and shall remain open through the last day of the second month of the quarter. In addition, all Access Persons are subject to the preclearance requirement within the Policy. Access Persons include all directors, executive officers and other employees with access to financial reporting information. If you are an Access Person, you will be notified of this designation by the Chief Legal Officer, Assistant Secretary, or their designee.
Material Information. Material information is any information that a reasonable investor would consider important in making a decision to trade in securities. Any information that could be expected to affect the company’s stock price, whether it is positive or negative, should be considered material. Common examples of information that may be regarded as material includes:

•A transaction that will significantly affect the financial condition or results of operations of a company.
•Financial results or financial condition.
•Projections of future earnings or losses.
•A significant acquisition, merger, sale of assets or the disposition of a subsidiary.
•Changes in dividend policies or share repurchase plans of a company or the declaration of a stock split or the offering of additional securities.
•Changes in senior management.
•Significant new products, services or discoveries.
•Significant cybersecurity or data security incidents.
•Major restructuring actions or asset impairments.
•Changes in auditors or any restatement of financial statements.
•Significant litigation or regulatory actions.
•Impending bankruptcy or financial liquidity problems.
•The gain or loss of a substantial customer or supplier.
When Information is “Public.” If you are aware of material nonpublic information, you may not trade until the information has been disclosed broadly to the marketplace (such as by press release, an SEC filing or disclosure on a pre-announced broadly-accessible webcast or conference call) and the investing public has had time to absorb the information fully. As a general rule, information should not be considered fully absorbed by the marketplace until two full trading days have passed following public disclosure of the information. If, for example, the Company were to make an announcement after trading has commenced on a Monday, you may not trade in the Company’s securities until Thursday. If an announcement were made after trading has commenced on a Friday, the first eligible trading day would generally be the following Wednesday.

Exhibit 19.1
Transactions by Family Members or Other Entities. The Policy also applies to your family members who reside with you, anyone else who lives in your household, and any family members who do not live in your household but whose transactions in Company securities are directed by you or are subject to your influence or control (such as parents or children who consult with you before they trade in Company securities). In addition, the Policy applies to entities (e.g., family trusts, foundations, partnerships, LLCs, corporations or similar entities) whose transactions in Company securities are directed by you or are subject to your influence or control. You are responsible for the transactions of these other persons or entities and therefore should make them aware of the need to confer with you before they trade in the Company’s securities. You, along with your family members and other entities described above are sometimes referred to in this Policy as “Covered Persons.”
Application of Policy to the Company. From time to time the Company may engage in transactions in its own securities. It is the Company’s policy that any transactions by the Company will comply applicable laws with respect to insider trading.
Transactions in Other Companies’ Securities. The Policy also prohibits Covered Persons from trading in another company’s securities while the Covered Person is aware of material nonpublic information concerning that company or its securities when that information was obtained in the course of a Covered Person’s service to the Company. These other publicly traded companies may include customers, suppliers, competitors or potential merger or acquisition parties.
Disclosure of Material Nonpublic Information to Others. You must not communicate material nonpublic information to any person who does not need that information for a legitimate business purpose, or recommend to anyone the purchase or sale of securities when you are aware of material nonpublic information about the company involved. This practice, known as “tipping,” also violates the securities laws and can result in the same penalties that apply to insider trading, even though you did not actually trade and did not benefit from another’s trading.
Gifts of Company Securities. Any bona fide gift of Company securities is exempt from the Policy if either of the following applies: (i) the gift of Company securities is made to a Covered Person subject to the same provisions of the Policy that apply to the person making the gift, or (ii) the person making the gift has a reasonable basis for believing that the recipient of the gift will not sell the Company securities during a closed window in effect for the person making the gift at the time of the gift. All other gifts of Company securities must comply with the provisions of the Policy that apply to sales of Company securities since the recipient of the securities may intend to sell the shares upon receipt.
Event-Specific Blackout Periods
From time to time, an event may occur that is material to the Company and is known by only a few directors, officers or other employees. In such event, the Chief Legal Officer, Assistant Secretary, or their designee will identify and designate persons aware of the event who may not trade in the Company’s securities. Any person made aware of the existence of an event-specific blackout should not disclose the existence of the blackout to any other person. The failure of the Chief Legal Officer, Assistant Secretary, or their designee to designate a person as being subject to an event-specific blackout will not relieve that person of the obligation not to trade while aware of material nonpublic information.
Pre-clearance Procedures
All Access Persons must obtain pre-clearance from the Chief Legal Officer, Assistant Secretary, or their designee in advance of any proposed securities transaction. This pre-clearance is required even if the trading window is open. Any pre-clearance will be valid for the period of time specified by the Chief Legal Officer, Assistant Secretary, or their designee, and the Company may revoke a pre-clearance at any time.
Any person subject to the pre-clearance requirements who wishes to implement a pre-arranged trading program that specifies the dates, prices and amounts of the contemplated transactions, or establishes a formula for determining the dates, prices and amounts (a “10b5-1 Program”) must first pre-clear the plan with the Chief Legal Officer, Assistant Secretary, or their designee. As required by Rule 10b5-1, you may enter into a trading plan only when you are not aware of material nonpublic information. In addition, you may not enter into a trading plan during a blackout period. Transactions effected pursuant to a 10b5-1 Program will not require further pre-clearance at the time of the transaction. The 10b5-1 Program must also comply with the requirements set forth on Appendix A.

Exhibit 19.1
Transactions Under Company Plans and Programs
Stock Option Exercises. The trading restrictions under the Policy do not apply to the exercise, where the exercise price and/or tax withholding is paid in cash or through a stock swap or net exercise, of an employee stock option. The trading restrictions under the Policy do apply, however, to any sale of stock as part of a broker-assisted cashless exercise of an option, or any other market sale of shares received upon exercise of a stock option.
Restricted Stock/Unit and Performance Stock/Unit Awards. The trading restrictions under the Policy do not apply to the vesting of restricted stock, restricted stock units, performance stock or performance stock units, including the forfeiture of shares to cover tax withholding. The Policy does apply, however to any sale of stock acquired upon the lapse of restrictions or settlement of such a stock award or unit.
401(k) Plan. The Policy applies to certain elections you may make under the 401(k) plan, including (a) an election to make an intra-plan transfer of an existing account balance out of the Company stock fund, (b) an election to borrow money against your 401(k) plan account if the loan will result in a liquidation of some or all of your Company stock fund balance, and (c) your election to pre-pay a plan loan if the pre-payment will result in allocation of loan proceeds to the Company stock fund.
Employee Stock Purchase Plan. The Policy does not apply to purchases of Company stock in the employee stock purchase plan resulting from your periodic contribution of money to the plan pursuant to the election you made at the time of your enrollment in the plan. The Policy does apply to (i) your election to participate in the plan for any enrollment period, (ii) your election to increase or decrease the percentage of your periodic contributions to the plan, (iii) your election not to purchase shares with funds contributed to the plan, and (iv) your sales of Company stock purchased pursuant to the plan.
Dividend Reinvestment. The Policy does not apply to purchases of Company stock resulting from your reinvestment of dividends paid on Company stock.
Additional Prohibited Transactions
Covered Persons are prohibited, even during open trading windows, from engaging in short-term or speculative transactions in the Company’s securities. It therefore is the Company’s policy that Covered Persons may not engage in any of the following transactions:
Short Sales. Short sales of the Company’s securities by Covered Persons are prohibited by the Policy.
Derivative Transactions. Engaging in transactions in puts, calls, or other derivative transactions relating to Company stock is prohibited for all Covered Persons.
Pledging and Hedging. Pledging Company stock (including holding Company stock in a margin account) by any Covered Person is prohibited. Engaging in hedging transactions designed to hedge or offset any decrease in the market value of Company stock is also prohibited. Prohibited hedging includes engaging in transactions in puts, calls, or other derivative transactions relating to Company stock and purchasing financial instruments (including prepaid variable forward contracts, equity swaps, zero cost collars and exchange funds) designed to hedge or offset decreases in Company stock price, provided that there is no prohibition on engaging in general portfolio diversification or investing in broad-based index funds.
Post-Termination Transaction. The Policy may continue to apply to your transactions in Company securities even after you have ceased to be a Covered Person. If you are in aware of material nonpublic information when your employment or service terminates, you may not trade in Company securities until that information has become public or is no longer material.
Compliance Procedures and Training
A copy of the current Policy will be available on the Company’s intranet. The Company will distribute a calendar of quarterly trading windows to all Access Persons. The Company will provide training on the Policy and the insider trading rules to Company personnel from time to time, and personnel are required to attend all trainings assigned to them.

Exhibit 19.1
Violations of Policy
Failure to comply with the Company’s Policy may subject an employee or director to Company-imposed sanctions, including termination of employment or removal from the Board for cause, whether or not the failure to comply results in a violation of law.
Who to Call for Assistance
If you have questions about our Policy or its application to any proposed transaction, please the Chief Legal Officer, Assistant Secretary, or their designee. Ultimately, however, the responsibility for adhering to our Policy and avoiding unlawful transactions rests with the individual employee, consultant, officer or director.

Exhibit 19.1
APPENDIX A
Guidelines for Rule 10b5-1 Programs
The following guidelines apply to all Rule 10b5-1 Programs entered into by Access Persons:

•Access Persons may not enter into or modify a Rule 10b5-1 Program when the trading window is closed or while otherwise aware of material nonpublic information.

•For directors and officers subject to Section 16 of the Securities Exchange Act of 1934 (“Section 16 Persons”), no transaction may take place under a Rule 10b5-1 Program until expiration of a cooling-off period consisting of the later of (i) 90 days after adoption or modification (e.g., a change in the amount, price or timing) of the Rule 10b5-1 Program or (ii) two business days following the disclosure of the Company’s financial results in a Form 10-Q or Form 10-K for the fiscal quarter (the Company’s fourth fiscal quarter in the case of a Form 10-K) in which the Rule 10b5-1 Program was adopted or modified, but in any event, this required cooling-off period is subject to a maximum of 120 days after adoption or modification of the Rule 10b5-1 Program.

•For Access Persons who are not Section 16 Persons, no transaction may take place under a Rule 10b5-1 Program until the expiration of a cooling-off period that is 30 days following the adoption or modification of a Rule 10b5-1 Program.

•Subject to certain limited exceptions specified in Rule 10b5-1, an Access Person may not have more than one Rule 10b5-1 Program in effect at any same time.

•Subject to certain limited exceptions specified in Rule 10b5-1, an Access Person may only enter into a Rule 10b5-1 Program that is designed to effect an open market purchase or sale of the total amount of securities subject to the Rule 10b5-1 Program as a single transaction (a “single-transaction plan”) if the Access Person has not entered into a “single-transaction plan” in the prior 12 months.

•The Access Person must act in good faith with respect to a Rule 10b5-1 Program. A Rule 10b5-1 Program cannot be entered into as part of a plan or scheme to evade the prohibitions of Rule 10b-5.

•Section 16 Persons must include a representation in the Rule 10b5-1 Program that (i) the person is not aware of material nonpublic information about the Company or Company securities and (ii) the person is adopting the plan in good faith and not as part of plan or scheme to evade the prohibitions of Rule 10b-5.

The Company and the Section 16 Persons must make certain disclosures in SEC filings concerning Rule 10b5-1 Programs. Accordingly, such directors and officers must provide any information requested by the Company regarding Rule 10b5-1 Programs for the purpose of providing the required disclosures or any other disclosures that the Company deems to be appropriate under the circumstances.